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               [Letterhead of Luse Gorman Pomerenk & Schick, P.C.]





(202) 274-2007                                                nquint@luselaw.com


May 5, 2005


VIA EDGAR
---------


Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

Attn.:  Barry McCarty, Esq.
        Mail Stop 04-08

        RE: COLONIAL BANKSHARES, INC. (REGISTRATION NO. 333-123583) REGISTRATION STATEMENT ON FORM SB-2
                -----------------------------------

Dear Mr. McCarty:

        On behalf of Colonial Bankshares, Inc. (the "Company") and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-effective Amendment No. 1 to the Company's Registration Statement on Form SB-2 (the "Amended SB-2"). Set forth below are the Company's responses to the Staff's comment letter dated April 22, 2005, a copy of which is included in the courtesy copy of the Amended SB-2 forwarded under cover of this letter. In addition to these revisions, the Company's Prospectus has been revised in response to comments received from the Office of Thrift Supervision. The Prospectus also includes a "Recent Developments" section. The Amended SB-2 has been blacklined to reflect changes from the original filing.

        1. The words "to modify" have been removed from the cover page, as requested.

        2. The Company confirms that the "Risk-Factor" cross-reference will be presented in bold type on the printed Prospectus.

        3. The completion date of the referenced transactions has been added to the tables on page 9.

        4. Page 11 has been revised, as requested. Similar disclosure has also been added to page 105.

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Securities and Exchange Commission
May 5, 2005
Page 2


        5. Pages 17, and 84 have been revised, as requested. Similar disclosure has also been added to page 37 under "How We Intend to Use the Proceeds from the Offering."

        6.      Page 20 has been revised, as requested.

        7.      Exhibit 5 has been revised, as requested.

        8. Exhibit 5 has been revised to reflect the Company's duty to file updated opinions prior to the date of effectiveness of the Company's Amended SB-2.

        9.      Exhibit 8 has been revised, as requested.

                                    * * * * *

        We trust the foregoing is responsive to the staff's comments. The Company wishes to have the registration statement declared effective as soon as possible. We therefore request that the staff advise the undersigned at (202) 274-2007 or Eric Luse of this office at (202) 274-2002 as soon as possible if it has any further comments.

                                                        Respectfully,

                                                        \s\ Ned Quint

                                                        Ned Quint

Enclosures
cc: Michael Clampitt, Esq., Securities and Exchange Commission Edward J. Geletka, President and Chief Executive Officer and Eric Luse, Esq.